V
                    SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC 20549


                                 FORM 8-A


            FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                 PURSUANT TO SECTION 12(b) or (g) OF THE
                     SECURITIES EXCHANGE ACT OF 1934


                          CARETENDERS HEALTH CORP.
           (Exact Name of Registrant as Specified in Its Charter)



              Delaware                                  06-1153720
(State of Incorporation or Organization)      (IRS Employer Identification No.)


100 Mallard Creek Road, Louisville, Kentucky               40207
  (Address of Principal Executive Offices)               (Zip Code)



Securities to be registered pursuant to Section 12(b) of the Act: None

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A(c), check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A(d), check the following box. [X]

Securities Act registration statement file number to which this form relates:
Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:


                       Preferred Stock Purchase Rights
                               (Title of Class)

Item 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED

On February 1, 1999, the Board of Directors of Caretenders Health Corp. (the "Company") approved a Stockholder Protection Rights Agreement (the "Rights Plan"). The Board approved the Rights Plan in order to preserve the long-term value of the Company for its stockholders. In connection with the adoption of the Rights Plan, the Board has declared a dividend of one Right for each share of the Company's common stock ("Common Stock") outstanding at the close of business on February 16, 1999. A summary of the Rights Plan and the Rights is set forth below.

DISTRIBUTION AND
TRANSFER OF RIGHTS            The Board of Directors has declared a dividend of
                              one Right for each share of the Company's Common
                              Stock outstanding at the close of business on
                              February 16, 1999.  Prior to the Separation Time
                              referred to below, the Rights will be evidenced
                              by and traded with the certificates for the
                              Common Stock.  After the Separation Time, the
                              Company or the Rights Agent  will mail Rights
                              certificates to the Company's stockholders and
                              the Rights will become transferable apart from
                              the Common Stock.
EXERCISE OF RIGHTS
FOR PREFERRED STOCK           After the Separation Time, each Right (other than
                              Rights held by an Acquiring Person) will entitle the holder to purchase for the exercise price
                              ("Exercise Price") a fraction of a share of the Company's Series B Junior Participating Preferred
                              Stock with economic terms similar to those of one share of the Company's Common Stock. The initial
                              Exercise Price (which is subject to amendment or adjustment as provided in the Rights Plan) is $16 per share.

SEPARATION TIME               In general, the Rights will separate from the
                              Common Stock and become exercisable ("Separation
                              Time") at the close of business on the earlier of: (a) the tenth business day after the date on which any person commences a tender or exchange offer which, if consummated, would result in such person becoming an Acquiring Person (as described below) and (b) the Flip-In Date (as described below).

ACQUIRING PERSON              In general, Acquiring Person means any person who
                              is a beneficial owner of 20% or more of the outstanding shares of Common Stock. However, no person will become an Acquiring Person as a result of the acquisition of shares upon the exercise of any option, warrant or right currently outstanding.

FLIP-IN In the event that a Flip-In Date occurs, each Right (other than Rights held by the Acquiring Person) will constitute the right to purchase from the Company, upon exercise of the Right, for the Exercise Price, a number of shares of the Company's Common Stock having a then current market value of twice the Exercise Price. In general, the Flip-In Date is the tenth business day after any Stock Acquisition Date. The Stock Acquisition Date means the first date of public announcement by the Company that any person has become an Acquiring Person.

FLIP-OVER TRANSACTION
OR EVENT Prior to the Expiration Time (as described below), the Company may not enter into any agreement relating to a Flip-Over Transaction or Event, unless and until, the Company has entered into a supplemental agreement with the Flip-Over Entity for the benefit of the holders of the Rights. The supplemental agreement must provide, among other things, that upon consummation or occurrence of the Flip-Over Transaction or Event, each Right will constitute the right to purchase a number of shares of the Flip-Over Entity having an aggregate market price equal to twice the Exercise Price for an amount equal to the Exercise Price. In general, a Flip-Over Transaction or Event means (a) a consolidation, merger or share exchange occurring after the Flip-In Date and involving the Company if, at the time of the transaction or the time when the Company enters into any agreement for a consolidation, merger or share exchange, the Acquiring Person controls the Company's Board of Directors and either (i) the person with whom the transaction occurs is the Acquiring Person (or a related person); or (ii) any term or arrangement concerning the treatment of shares held by the Acquiring Person is not the same as the terms or arrangements applicable to shares held by other holders of the Common Stock; or (b) a sale or transfer of more than 50% of the assets of the Company to any person if, at the time of the sale or transfer, or the time when any agreement relating to the sale or transfer is entered into by the Company, the Acquiring Person controls the Company's Board of Directors. In general, a Flip-Over Entity is the entity issuing securities into which shares of the Company's Common Stock are being converted or exchanged in a merger, consolidation or exchange or the entity receiving the greatest portion of the Company's assets or earning power in an asset sale.

EXCHANGE PROVISION            At any time after a Flip-In Date and prior to the
                              time that an Acquiring Person becomes the beneficial owner of more than 50% of the outstanding shares of Common Stock, the Board may elect to exchange all Rights (other than Rights held by the Acquiring Person) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, subject to adjustment.

REDEMPTION OF RIGHTS          Rights will be redeemable at the Company's option
                              for $.01 per Right at any time prior to a Flip-In
                              Date.

EXPIRATION OF THE RIGHTS      The Rights will expire on the earliest of: (1)
                              the February 1, 2009; (2) the redemption or exchange of the Rights; or (3) the merger of the Company into another corporation pursuant to an agreement approved by the Board of Directors and entered into prior to a Flip-In Date.

AMENDMENT OF RIGHTS           The terms of the Rights and the Rights Plan may
                              be amended in any respect without the approval of the holders of Rights prior to the close of business on the Flip-In Date. After Flip-In
                              Date, the Rights and the Rights Plan may be amended in order to cure any ambiguities or inconsistencies or to effect other changes the Company deems necessary or desirable and which do not materially adversely affect the interests of the holders of Rights in general.

VOTING RIGHTS                 The Rights will not have any voting rights.

ANTI-DILUTION PROVISIONS      The Rights will have the benefit of certain
                              customary anti-dilution provisions.

TAXES The Rights distribution should not be taxable for federal income tax purposes. However, following an event which renders the Rights exercisable, or upon redemption of the Rights, stockholders may recognize taxable income.

The following summary of certain principal terms of the Rights Plan is qualified in its entirety by reference to the detailed terms of the Stockholder Protection Rights Agreement dated February 1, 1999, between the Company and the Rights Agent.

The Rights are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt. The Rights Plan was approved in order to deter coercive takeover tactics which might unfairly pressure stockholders or deprive them of the full value of their shares.

The Rights may have the effect of making more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors.

The Rights are not intended to prevent a takeover of the Company. Subject to the restrictions described above, the Rights may be redeemed by the Company at any time prior to the Separation Time. Accordingly, the Rights Plan should not interfere with any merger or business combination approved by the Board of Directors.

The Rights Plan, which includes the form of Rights certificate, is included as an exhibit to this Form 8-K to which reference is hereby made. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Plan.


Item 2.    EXHIBITS

          Exhibit 3 --Amended and Restated By-laws of Caretenders Health Corp.

          Exhibit 4--Stockholder Protection Rights Agreement dated February 1,
                     1999, by and between Caretenders Health Corp. and Reliance Trust Company, as Rights Agent (including the form of Certificate of Designation of Rights and Preferences and the form of Rights Certificate)

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Caretenders Health Corp.


Date:  February 16, 1999                     By: /s/ C. Steven Guenthner
                                                -------------------------
                                                C. Steven Guenthner
                                                Senior Vice President and
                                                Chief Financial Officer